SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF SECURITIES EXCHANGE ACT OF 1934

P.E

For the month of June 10, 2002

SCHRODER VENTURES INTERNATIONAL INVESTMENT TRUST plc
(Translation of Registrant's Name Into English)

31 Gresham Street, London, England, EC2V 7QA
(Address of Principal Executive Offices)

(Indicated by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F x Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No x

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______)

CRGH

For immediate release 10 June 2002

SCHRODER VENTURES INTERNATIONAL INVESTMENT TRUST PLC

The Board of Schroder Ventures International Investment Trust plc ("SVIIT") today announces that the Japan Venture Fund III has realised the majority of its holding in XYMAX, a leading property management company in Japan.

SVIIT has received approximately £9.5 million from this single realisation, representing approximately 50% of its total commitment to the Fund.

The partial realisation of XYMAX values SVIIT's total holding in the company, before the realisation, at £14.4 million, an uplift of £3.9 million to the December 2001 valuation and £12.6 million to cost.

XYMAX (formerly Recruit Building Management Ltd) was bought in January 2000 and manages over 250 office buildings. It services two separate market segments – the sub-leasing market for small to medium sized building owners and the property management market for institutional real estate investors.

For further information, please contact:

Schroder Ventures International Investment Trust plc
John McLachlan/Nick Ferguson 020 7010 8911

Schroder Ventures (London) Limited
Alice Todhunter 020 7010 8925

GCI Financial
Emily Morris/Annabel O'Connor 020 7072 4226

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

SCHRODER VENTURES INTERNATIONAL INVESTMENT TRUST PLC

Date: 10 June 2002

By: John Spedding

For and on behalf of Schroder Investment Management Limited, Secretaries